Exhibit 99.2

Kingsoft Cloud Announces New Board Appointment

BEIJING, December 23, 2022 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the appointment of Mr. Haijian He as a member of the Board of Directors (the “Board”) and a member of the Corporate Governance Committee of the Board, effective on December 20, 2022.

Mr. He joined our Company in January 2020 and currently serves as our chief financial officer. Prior to that, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He worked in the investment banking division at Bank of America Merrill Lynch from May 2014 to September 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He was appointed as an independent non-executive director of Sipai Health Technology Co., Ltd. on July 30, 2021, effective on December 23, 2022. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

The Company warmly welcomes Mr. Haijian He to the Board. We believe he will bring a great breadth of experience and expertise that will have an immediate and positive impact on the Board. We look forward to working with Mr. He in his new role to drive the Company’s long-term growth.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud's future business development, financial condition and results of operations; Kingsoft Cloud's business strategies and plans to carry out these strategies; future developments, trends and conditions in the industry and markets in which Kingsoft Cloud operates or into which Kingsoft Cloud intends to expand; Kingsoft Cloud's ability to identify and satisfy user demands and preferences; Kingsoft Cloud's ability to maintain good relationships with its customers and other business partners; general economic, political and business conditions in the industries and markets in which Kingsoft Cloud operates; any changes in the laws, rules and regulations of the central and local governments in China and other relevant jurisdictions and the rules, regulations and policies of the relevant governmental authorities relating to all aspects of Kingsoft Cloud's business and business plans; the actions and developments of Kingsoft Cloud's competitors; and China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen in China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com